N E W S R E L E A S E

August 14, 2009

Second Quarter Financial Results

Nevsun Resources Ltd., (NSU-TSX/NYSE AMEX) wishes to announce its recent financial position and its quarterly results for Q2 2009.  All amounts are expressed in United States dollars.

The Company’s cash position at the end of June was $14.6 million.

The loss for the quarter was $1.2 million compared to income for the same quarter in 2008 of $2.6M, split between a loss from continuing operations of $0.9 million and income from discontinued operations of $3.5 million.  The main reasons for the increased loss from continuing operations compared to prior year are foreign exchange losses resulting from a decrease of the US dollar against the South African rand and lower interest income.  Q2 2008 discontinued operations included the gain on disposition of the Company’s Mali assets.

Complete details of the Q2 2009 financial statements and management's discussion and analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu09-07.doc	For further information, Contact: John Clarke (604) 623-4700 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com